                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                  Neuberger Berman Real Estate Income Fund Inc.
                  ---------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                    64126D106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2005
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 34 Pages)

--------
(1)       The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                    Page 2 of 34 Pages
-------------------------                               ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        WESTERN INVESTMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  247,200
  OWNED BY     -----------------------------------------------------------------
    EACH            8    SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              247,200
--------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    247,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                    Page 3 of 34 Pages
-------------------------                               ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  248,200
  OWNED BY     -----------------------------------------------------------------
    EACH            8    SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              248,200
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    248,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                    Page 4 of 34 Pages
-------------------------                               ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        WESTERN INVESTMENT HEDGED PARTNERS L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  123,900
  OWNED BY     -----------------------------------------------------------------
    EACH            8    SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              123,900
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    123,900
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                    Page 5 of 34 Pages
-------------------------                               ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        WESTERN INVESTMENT ACTIVISM PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  123,300
  OWNED BY     -----------------------------------------------------------------
    EACH            8    SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              123,300
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    123,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                    Page 6 of 34 Pages
-------------------------                               ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                   BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  124,300
  OWNED BY     -----------------------------------------------------------------
    EACH            8    SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              124,300
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    124,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                    Page 7 of 34 Pages
-------------------------                               ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        BENCHMARK PLUS MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  124,300
  OWNED BY     -----------------------------------------------------------------
    EACH            8    SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              124,300
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    124,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                    Page 8 of 34 Pages
-------------------------                               ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        PARADIGM PARTNERS, N.W., INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    WASHINGTON
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  39,800
  OWNED BY     -----------------------------------------------------------------
    EACH            8    SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              39,800
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    39,800
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                    Page 9 of 34 Pages
-------------------------                               ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        BENCHMARK PLUS PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  39,800
  OWNED BY     -----------------------------------------------------------------
    EACH            8    SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              39,800
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    39,800
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 10 of 34 Pages
-------------------------                               ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        ROBERT FERGUSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  164,100
  OWNED BY     -----------------------------------------------------------------
    EACH            8    SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              164,100
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    164,100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 11 of 34 Pages
-------------------------                               ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        SCOTT FRANZBLAU
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  124,300
  OWNED BY     -----------------------------------------------------------------
    EACH            8    SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              124,300
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    124,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 12 of 34 Pages
-------------------------                               ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        MICHAEL DUNMIRE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  164,100
  OWNED BY     -----------------------------------------------------------------
    EACH            8    SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              164,100
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    164,100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 13 of 34 Pages
-------------------------                               ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        MATTHEW S. CROUSE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH            8    SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 14 of 34 Pages
-------------------------                               ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        BRUCE K. DUNCAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH            8    SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 15 of 34 Pages
-------------------------                               ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        STEVEN M. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH            8    SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 16 of 34 Pages
-------------------------                               ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        ELIZABETH TASHJIAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH            8    SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 17 of 34 Pages
-------------------------                               ------------------------

     The  following  constitutes  Amendment  No. 3  ("Amendment  No.  3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

     Item 2 is hereby amended and restated to read as follows:

Item 2.   Identity and Background.
          -----------------------

          (a)  This  statement  is filed by Western  Investment  LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western Investment Hedged
Partners  L.P., a Delaware  limited  partnership  ("WIHP"),  Western  Investment
Activism Partners LLC, a Delaware limited liability company ("WIAP"),  Benchmark
Plus  Institutional  Partners,  L.L.C.,  a Delaware  limited  liability  company
("BPIP"),  Benchmark  Plus  Management,  L.L.C.,  a Delaware  limited  liability company ("BPM"),  Benchmark Plus Partners,  L.L.C., a Delaware limited liability company  ("BPP"),  Paradigm  Partners,  N.W.,  Inc.,  a  Washington  corporation
("PPNW"), Scott Franzblau,  Robert Ferguson, Michael Dunmire, Matthew S. Crouse,
Bruce K. Duncan, Steven M. Lipson and Elizabeth Tashjian.  Each of the foregoing is  referred  to as a  "Reporting  Person" and  collectively  as the  "Reporting
Persons." WILLC provides  recommendations from time to time to BPIP and BPP with respect to  purchases  and sales of Shares of the  Issuer,  pursuant  to an oral agreement  between WILLC and BPIP, and between WILLC and BPP.  Accordingly,  the
Reporting  Persons may be deemed a group for  Section  13(d)  purposes.  Each of
WILLC,  Mr. Lipson,  WIHP and WIAP disclaim  beneficial  ownership of the Shares held by BPIP,  BPP, BPM, PPNW, Mr.  Franzblau,  Mr. Ferguson and Mr. Dunmire and
the existence of a group for Section 13(d)  purposes.  Each of BPIP, BPM and Mr.
Franzblau  disclaim  beneficial  ownership  of the  Shares  held  by  the  other
Reporting Persons and the existence of a group for Section 13(d) purposes.  Each of BPP and PPNW  disclaim  beneficial  ownership of the Shares held by the other
Reporting Persons and the existence of a group for Section 13(d) purposes.  Each of Mr. Ferguson and Mr. Dunmire disclaim beneficial ownership of the Shares held by the other Reporting  Persons,  with the exception of BPIP, BPM, BPP and PPNW.
Each of the  Reporting  Persons  is  party  to that  certain  Joint  Filing  and
Solicitation  Agreement  as  further  described  in  Item  6.  Accordingly,  the
Reporting Persons are hereby filing a joint Schedule 13D.

          WILLC has sole  voting and  investment  power  over  WIHP's and WIAP's security  holdings and Mr. Lipson,  in his role as the managing member of WILLC, controls WILLC's voting and investment decisions.  BPM is the managing member of
BPIP and  Messrs.  Franzblau,  Ferguson  and  Dunmire in their role as  managing members of BPM,  have sole voting and  investment  control over BPIP's  security holdings.  PPNW is the managing member of BPP and Messrs.  Ferguson and Dunmire, in their role as officers of BPP, have sole voting and  investment  control over
BPP's security holdings.  Neither WILLC, Mr. Lipson, WIHP nor WIAP has voting or dispositive control over the Shares held by BPIP, BPP, BPM, PPNW, Mr. Franzblau,
Mr. Ferguson or Mr. Dunmire. Neither BPIP, BPM, nor Mr. Franzblau, has voting or dispositive control over the Shares held by the other Reporting Persons. Neither
BPP nor PPNW has voting or dispositive control over the Shares held by the other
Reporting  Persons.   Neither  Mr.  Ferguson  nor  Mr.  Dunmire  has  voting  or dispositive control over the Shares held by WILLC, WIAP, WIHP or Mr. Lipson.

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 18 of 34 Pages
-------------------------                               ------------------------

          (b)  The principal  business  address of WILLC,  Mr. Lipson,  WIHP and
WIAP is 2855 East Cottonwood Parkway, Suite 110; Salt Lake City, UT 84121.

          The principal business address of BPIP, BPM and Mr. Franzblau is 820 A
Street, Suite 700, Tacoma, WA 98402.

          The principal  business  address of BPP,  PPNW, Mr.  Dunmire,  and Mr.
Ferguson is 820 A Street, Suite 700, Tacoma, WA 98402.

          The principal business address of Mr. Crouse is c/o Western Investment
LLC, 2855 East Cottonwood Parkway, Suite 110; Salt Lake City, UT 84121.

          The principal business address of Mr. Duncan is c/o Western Investment
LLC, 2855 East Cottonwood Parkway, Suite 110; Salt Lake City, UT 84121.

          The  principal  business  address  of Mr.  S.  Lipson  is c/o  Western
Investment  LLC,  2855 East  Cottonwood  Parkway,  Suite 110; Salt Lake City, UT
84121.

          The principal  business  address of Ms.  Tashjian is c/o University of
Utah David Eccles School of Business,  1645 East Campus Center Drive,  Room 109,
Salt Lake City, Utah 84112-9301.

          (c)  The principal  business of WILLC is acting as the general partner and managing  member of WIHP and WIAP.  The  principal  occupation  of Arthur D.
Lipson is acting as managing member of WILLC. The principal business of WIHP and
WIAP is the  business of  acquiring,  holding and  disposing of  investments  in various companies.

          The principal  business of BPIP is the business of acquiring,  holding and disposing of investments in various companies. The principal business of BPM is acting as the managing member of BPIP.

          The principal  business of BPP is the business of  acquiring,  holding and disposing of investments  in various  companies.  The principal  business of
PPNW is acting as the managing member of BPP.

          The principal  occupation  of Scott  Franzblau is acting as a managing member of BPM. The principal  occupation of Robert  Ferguson and Michael Dunmire is acting  as  managing  members  of BPM and  officers  of PPNW.  The  principal occupation  of Matthew  S.  Crouse  and Bruce K.  Duncan is acting as  portfolio managers of WILLC.  The principal  occupations of Steven M. Lipson are acting as
President of Lipson Trading Co. and serving as an  administrator  of WILLC.  The principal  occupation  of  Elizabeth  Tashjian  is serving as a tenured  faculty member in the Finance Department at the University of Utah.

          (d)  No  Reporting  Person  has,  during  the last  five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 19 of 34 Pages
-------------------------                               ------------------------

          (e)  No Reporting  Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Messrs. Lipson, Franzblau,  Ferguson,  Dunmire, Crouse, S. Lipson
and Duncan and Ms. Tashjian are citizens of the United States of America.

     Item 3 is hereby amended and restated to read as follows:

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The aggregate purchase price of the 247,200 Shares  beneficially owned by WILLC is approximately  $5,003,036.  The Shares  beneficially  owned by WILLC were acquired with the working  capital of each of WIHP and WIAP.  The aggregate purchase price of the 1,000 Shares owned by Mr. Lipson is approximately $21,400.
The Shares owned by Mr. Lipson were acquired with personal funds.  The aggregate purchase price of the 124,300 Shares  beneficially owned by BPM is approximately
$2,637,939.  The Shares beneficially owned by BPM were acquired with the working capital of BPIP. The aggregate purchase price of the 39,800 Shares  beneficially owned by PPNW is approximately  $884,070.  The Shares beneficially owned by PPNW were acquired with the working capital of BPP.

     Item 4 is hereby amended to add the following:

          On November 4, 2005,  Cede & Co., the nominee of The Depository  Trust
Company, as holder of record of the Shares beneficially held by WIHP,  delivered a letter to the Issuer nominating Arthur D. Lipson,  Matthew S. Crouse, Bruce K.
Duncan, Steven M. Lipson and Elizabeth Tashjian (collectively,  the "Nominees"), as set forth  therein,  for election to the  Issuer's  Board of Directors at the
Issuer's  2006  annual  meeting  of  stockholders,   or  any  other  meeting  of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations  thereof (the "Annual  Meeting").  A copy of this letter is attached hereto as Exhibit 4 and is incorporated  herein by reference.
WIHP, as beneficial  holder of the Shares,  sent a similar  letter to the Issuer also nominating the Nominees.

     Item 5 is hereby amended and restated to read as follows:

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)  The aggregate  percentage of Shares reported owned by each person named herein is based upon 4,157,116.626 Shares outstanding,  which is the total number of Shares  outstanding  as of  September  1,  2005,  as  reported  in the
Issuer's  Form 8-A12B  filed with the  Securities  and  Exchange  Commission  on
September 2, 2005.

          As of the close of  business  on November  4, 2005,  WIHP,  WIAP,  Mr.
Lipson,  BPIP and BPP  owned  123,900,  123,300,  1,000  (excluding  the  Shares beneficially owned by WIHP and WIAP),  124,300 and 39,800 Shares,  respectively,

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 20 of 34 Pages
-------------------------                               ------------------------

constituting   approximately   3.0%,   3.0%,   less  than  1%,  3.0%  and  1.0%,
respectively,  of the  Shares  outstanding.  WILLC  beneficially  owned  247,200
Shares,  constituting  approximately 5.9% of the Shares outstanding.  Mr. Lipson beneficially owned 248,200 Shares, constituting approximately 6.0% of the Shares outstanding.

          As the general partner or managing member, as the case may be, of WIHP
and  WIAP,   WILLC  may  be  deemed  to  beneficially  own  the  247,200  Shares beneficially  owned in the aggregate by WIHP and WIAP. As the managing member of
WILLC,  Mr.  Lipson  may be  deemed  to  beneficially  own  the  247,200  Shares beneficially  owned by WILLC.  As the managing member of BPIP, BPM may be deemed to  beneficially  own the  124,300  Shares  beneficially  owned by BPIP.  As the managing members of BPM, Messrs.  Franzblau,  Ferguson and Dunmire may be deemed to  beneficially  own the  124,300  Shares  beneficially  owned  by BPM.  As the managing member of BPP, PPNW may be deemed to beneficially own the 39,800 Shares beneficially owned by BPP. As the officers of PPNW, Messrs. Ferguson and Dunmire may be deemed to beneficially own the 39,800 Shares beneficially owned by PPNW.

          Currently,  none of  Matthew S.  Crouse,  Bruce K.  Duncan,  Steven M.
Lipson and Elizabeth Tashjian beneficially own any Shares.

          (b)  Each of WILLC and Mr.  Lipson is deemed to have sole  voting  and dispositive  power over the Shares  reported as  beneficially  owned by WIHP and
WIAP by virtue of their respective positions as described in paragraph (a).

          BPM is the managing member of BPIP and Messrs. Franzblau, Ferguson and
Dunmire  in  their  role as  managing  members  of BPM,  have  sole  voting  and investment control over BPIP's security holdings. Each of PPNW, Mr. Ferguson and
Mr. Dunmire is deemed to have sole voting and dispositive  power over the Shares reported as beneficially owned by BPP by virtue of their respective positions as described  in  paragraph  (a).  Neither  BPP nor PPNW has voting or  dispositive control  over the  Shares  held by the  other  Reporting  Persons.  Neither  Mr.
Ferguson nor Mr. Dunmire has voting or dispositive  control over the Shares held by the other Reporting Persons, with the exception of BPIP and BPM.

          Neither  WILLC,  Mr.  Lipson,  WIHP nor WIAP has voting or dispositive control  over the Shares  held by BPIP,  BPM,  BPP,  PPNW,  Mr.  Franzblau,  Mr.
Ferguson or Mr.  Dunmire.  Neither BPIP,  BPM, BPP,  PPNW,  Mr.  Franzblau,  Mr.
Ferguson nor Mr. Dunmire has voting or dispositive  control over the Shares held by WILLC, Mr. Lipson, WIHP, WIIP or WIAP.

          (c)  Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days. Except where otherwise noted, all of such transactions were effected in the open market.

     Item 6 is hereby amended to add the following:

          On November 4, 2005, the Reporting Persons entered into a Joint Filing and Solicitation  Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 21 of 34 Pages
-------------------------                               ------------------------

respect to the  securities  of the  Issuer,  (b) the  parties  agreed to solicit proxies or written  consents  for the  election  of the  Nominees,  or any other persons  nominated  by WIHP to the  Issuer's  Board of  Directors  at the Annual
Meeting (the "Solicitation"), and (c) WILLC agreed to bear all expenses incurred in  connection  with  the  Reporting  Persons'  activities,  including  approved expenses  incurred by any of the parties in  connection  with the  Solicitation, subject  to certain  limitations.  A copy of the Joint  Filing and  Solicitation
Agreement  is  attached  hereto  as  Exhibit  5 and is  incorporated  herein  by reference.

     Item 7 is hereby amended to add the following exhibit:

          4.   A letter  to the  Issuer  from  Cede & Co.,  the  nominee  of The
               Depository  Trust  Company,  as holder  of  record of the  Shares beneficially held by WIHP,  nominating Arthur D. Lipson,  Matthew
               S.  Crouse,  Bruce K.  Duncan,  Steven M.  Lipson  and  Elizabeth
               Tashjian  (collectively,  the "Nominees"),  as set forth therein, for election to the  Issuer's  Board of Directors at the Issuer's
               2006  annual  meeting of  stockholders,  or any other  meeting of
               stockholders   held  in  lieu  thereof,   and  any  adjournments,
               postponements,   reschedulings  or  continuations   thereof  (the
               "Annual Meeting").

          5.   Joint  Filing and  Solicitation  Agreement  by and among  Western
               Investment  LLC,  Arthur D.  Lipson,  Western  Investment  Hedged
               Partners  L.P.,   Western   Investment   Activism  Partners  LLC,
               Benchmark Plus  Institutional  Partners,  L.L.C.,  Benchmark Plus
               Management,  L.L.C.,  Benchmark Plus Partners,  L.L.C.,  Paradigm
               Partners, N.W., Inc., Scott Franzblau,  Robert Ferguson,  Michael
               Dunmire, Matthew S. Crouse, Bruce K. Duncan, Steven M. Lipson and
               Elizabeth Tashjian, dated as of November 4, 2005.

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 22 of 34 Pages
-------------------------                               ------------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: November 9, 2005                    WESTERN INVESTMENT LLC

                                           By: /s/ Arthur D. Lipson
                                               ---------------------------------
                                           Name: Arthur D. Lipson
                                           Title: Sole Member

                                           WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                           By: Western Investment LLC,
                                           Its General Partner

                                           By: /s/ Arthur D. Lipson
                                               ---------------------------------
                                           Name: Arthur D. Lipson
                                           Title: Managing Member

                                           WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                           By: Western Investment LLC,
                                           Its Managing Member

                                           By: /s/ Arthur D. Lipson
                                               ---------------------------------
                                           Name: Arthur D. Lipson
                                           Title: Managing Member

                                           /s/ ARTHUR D. LIPSON
                                           -------------------------------------
                                           ARTHUR D. LIPSON

                                           BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                           By: Benchmark Plus Management, L.L.C.,
                                           Its General Partner

                                           By: /s/ Scott Franzblau
                                               ---------------------------------
                                           Name: Scott Franzblau
                                           Title: Managing Member

                                           By: /s/ Robert Ferguson
                                               ---------------------------------
                                           Name: Robert Ferguson
                                           Title: Managing Member

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 23 of 34 Pages
-------------------------                               ------------------------

                                           By: /s/ Michael Dunmire
                                               ---------------------------------
                                           Name: Michael Dunmire
                                           Title: Managing Member

                                           BENCHMARK PLUS MANAGEMENT, L.L.C.

                                           By: /s/ Scott Franzblau
                                               ---------------------------------
                                           Name: Scott Franzblau
                                           Title: Managing Member

                                           By: /s/ Robert Ferguson
                                               ---------------------------------
                                           Name: Robert Ferguson
                                           Title: Managing Member

                                           By: /s/ Michael Dunmire
                                               ---------------------------------
                                           Name: Michael Dunmire
                                           Title: Managing Member

                                           BENCHMARK PLUS PARTNERS, L.L.C.

                                           By: Paradigm Partners, N.W., Inc.,
                                               its Managing Member

                                           By: /s/ Robert Ferguson
                                               ---------------------------------
                                           Name: Robert Ferguson, Principal

                                           By: /s/ Michael Dunmire
                                               ---------------------------------
                                           Name: Michael Dunmire, Principal

                                           PARADIGM PARTNERS, N.W., INC.

                                           By: /s/ Robert Ferguson
                                               ---------------------------------
                                           Name: Robert Ferguson, Principal

                                           By: /s/ Michael Dunmire
                                               ---------------------------------
                                           Name: Michael Dunmire, Principal

                                           /s/ SCOTT FRANZBLAU
                                           -------------------------------------
                                           SCOTT FRANZBLAU

                                           /s/ ROBERT FERGUSON
                                           -------------------------------------
                                           ROBERT FERGUSON

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 24 of 34 Pages
-------------------------                               ------------------------

                                           /s/ MICHAEL DUNMIRE
                                           -------------------------------------
                                           MICHAEL DUNMIRE

                                           /s/ MATTHEW S. CROUSE
                                           -------------------------------------
                                           MATTHEW S. CROUSE

                                           /s/ BRUCE K. DUNCAN
                                           -------------------------------------
                                           BRUCE K. DUNCAN

                                           /s/ STEVEN M. LIPSON
                                           -------------------------------------
                                           STEVEN M. LIPSON

                                           /s/ ELIZABETH TASHJIAN
                                           -------------------------------------
                                           ELIZABETH TASHJIAN

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 25 of 34 Pages
-------------------------                               ------------------------

                                   SCHEDULE A
                                   ----------
               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock              Price Per                           Date of
      Purchased                     Share($)                            Purchase
      ---------                     --------                            --------

                     WESTERN INVESTMENT HEDGED PARTNERS L.P.
                     ---------------------------------------
        1,300                        22.5231                            9/06/05
          100                        22.6300                            9/08/05
        1,100                        22.5555                            9/09/05
        2,700                        21.8915                            9/29/05
        4,600                        22.2804                            9/30/05
        1,500                        20.9950                            10/11/05

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                    ----------------------------------------
          200                        22.6200                            9/12/05
        4,600                        22.2804                            9/30/05
          200                        22.3300                            10/03/05
          200                        22.3500                            10/04/05
        5,000                        20.9806                            10/10/05
        2,500                        20.9950                            10/11/05

                         BENCHMARK PLUS PARTNERS, L.L.C.
                         -------------------------------
                                      None

                  BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
                  ---------------------------------------------
                                      None

                    BENCHMARK INSTITUTIONAL PARTNERS, L.L.C.
                    ----------------------------------------
                                      None

                             WESTERN INVESTMENT LLC
                             ----------------------
                                      None

                        BENCHMARK PLUS MANAGEMENT, L.L.C.
                        ---------------------------------
                                      None

                          PARADIGM PARTNERS, N.W., INC.
                          -----------------------------
                                      None

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 26 of 34 Pages
-------------------------                               ------------------------

                                ARTHUR D. LIPSON
                                ----------------
        1,000                        21.4000                            10/28/05

                                 SCOTT FRANZBLAU
                                 ---------------
                                      None

                                 ROBERT FERGUSON
                                 ---------------
                                      None

                                 MICHAEL DUNMIRE
                                 ---------------
                                      None

                                MATTHEW S. CROUSE
                                -----------------
                                      None

                                 BRUCE K. DUNCAN
                                 ---------------
                                      None

                                STEVEN M. LIPSON
                                ----------------
                                      None

                               ELIZABETH TASHJIAN
                               ------------------
                                      None

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 27 of 34 Pages
-------------------------                               ------------------------

                                  EXHIBIT INDEX
                                  -------------

            Exhibit                                                      Page
            -------                                                      ----

4. A letter to the  Issuer  from Cede & Co.,  the  nominee of The       28 to 30
Depository  Trust  Company,  as holder  of  record of the  Shares beneficially held by WIHP,  nominating Arthur D. Lipson,  Matthew
S.  Crouse,  Bruce K.  Duncan,  Steven M.  Lipson  and  Elizabeth
Tashjian  (collectively,  the "Nominees"),  as set forth therein, for election to the  Issuer's  Board of Directors at the Issuer's
2006  annual  meeting of  stockholders,  or any other  meeting of
stockholders   held  in  lieu  thereof,   and  any  adjournments,
postponements, reschedulings or continuations thereof.

5. Joint Filing and  Solicitation  Agreement by and among Western       31 to 34
Investment  LLC,  Arthur D.  Lipson,  Western  Investment  Hedged
Partners  L.P.,   Western   Investment   Activism  Partners  LLC,
Benchmark Plus  Institutional  Partners,  L.L.C.,  Benchmark Plus
Management,  L.L.C.,  Benchmark Plus Partners,  L.L.C.,  Paradigm
Partners, N.W., Inc., Scott Franzblau,  Robert Ferguson,  Michael
Dunmire, Matthew S. Crouse, Bruce K. Duncan, Steven M. Lipson and
Elizabeth Tashjian, dated as of November 4, 2005.

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 28 of 34 Pages
-------------------------                               ------------------------

                                   Cede & Co.
                        c/o The Depository Trust Company
                           55 Water Street, 25th Floor
                            New York, New York 10041

                                                                NOVEMBER 4, 2005

BY HAND, FEDERAL EXPRESS AND MAIL
NEUBERGER BERMAN REAL ESTATE INCOME FUND, INC.
605 THIRD AVENUE, 2ND FLOOR,
NEW YORK, NEW YORK 10158-0180
ATTN: SECRETARY

     Re:  NOTICE OF NOMINATION FOR ELECTION AS DIRECTORS AT
          THE 2006 ANNUAL MEETING OF STOCKHOLDERS OF
          NEUBERGER BERMAN REAL ESTATE INCOME FUND, INC.
          ----------------------------------------------

DEAR SIR:

     Cede & Co.,  the nominee of The  Depository  Trust  Company  ("DTC"),  is a holder of record of shares of Neuberger  Berman Real Estate  Income  Fund,  Inc.
(the "Company").  Bear Stearns  Securities  Corporation (the  "Participant") has
informed  the DTC  that as of the  date  hereof,  18,400  of  such  shares  (the
"Shares")  credited  to  Participant's  DTC account  are  beneficially  owned by
Western  Investment  Hedged  Partners,  L.P.  with Bear Stearns  Account  Number
102-00206-22 ("WIHP"), a customer of Participant.

     This letter shall serve to satisfy the nomination  requirements  of Article
II,  Section 9 of the Bylaws (the  "Bylaws") of the Company as to the nomination by Cede & Co.,  at the  request of  Participant  on behalf of WIHP,  of five (5)
nominees listed below for election to the Board of Directors of the Company (the
"Board") at the 2006 annual meeting of stockholders of the Company, or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements, reschedulings or continuations thereof (the "Annual Meeting").

     This letter and all Exhibits  attached hereto are collectively  referred to as the "Notice." Through this Notice,  Cede & Co., at the request of Participant on behalf of WIHP,  hereby  nominates and notifies you of its intent to nominate
Arthur D.  Lipson,  Matthew S.  Crouse,  Bruce K.  Duncan,  Steven M. Lipson and
Elizabeth Tashjian as nominees (each a "Director Nominee" and collectively,  the
"Director Nominees") to be elected to the Board at the Annual Meeting.  WIHP has represented  that it  believes  that the  terms of five  (5)  Class I  directors currently serving on the Board expire at the Annual Meeting. To the extent there are in excess of five (5) vacancies on the Board to be filled by election at the
Annual Meeting or the Company increases the size of the Board above its existing size, Cede & Co., at the request of Participant on behalf of WIHP,  reserves the right to nominate  additional  nominees to be elected to the Board at the Annual
Meeting.  Additional  nominations  made pursuant to the  preceding  sentence are without prejudice to the position of Cede & Co. that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the  current  directors  serve  constitutes  an  unlawful  manipulation  of  the
Company's corporate machinery.  If this Notice shall be deemed for any reason by a  court  of  competent  jurisdiction  to be  ineffective  with  respect  to the nomination  of any of the  Director  Nominees at the Annual  Meeting,  or if any
individual Director Nominee shall be unable to serve for any reason, this Notice

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 29 of 34 Pages
-------------------------                               ------------------------

shall continue to be effective  with respect to the remaining  Nominee(s) and as to any replacement Nominee(s) selected by WIHP.

     The  information  concerning  WIHP and the  Director  Nominees  required by
Article II, Section 9 of the Bylaws is set forth below:

     (i)       NAME AND  ADDRESS  OF THE  STOCKHOLDER  WHO  INTENDS  TO MAKE THE
           NOMINATION AND OF THE PERSONS TO BE NOMINATED:

               Record Owner of the Shares Making the  Nomination (at the request of Participant):

                    Cede & Co.,
                    c/o The Depository Trust Company
                    55 Water Street, 50th Floor
                    New York, New York 10041

               Beneficial Owner of the Shares Making the Nomination:

                    Western Investment Hedged Partners LP
                    2855 East Cottonwood Parkway, Suite 110,
                    Salt Lake City, Utah 84121

               Director Nominees:

                    Arthur D. Lipson
                    c/o Western Investment LLC
                    2855 East Cottonwood Parkway, Suite 110,
                    Salt Lake City, Utah 84121

                    Matthew S. Crouse Ph.D., CFA
                    c/o Western Investment LLC
                    2855 East Cottonwood Parkway, Suite 110,
                    Salt Lake City, Utah 84121

                    Bruce K. Duncan, Ph.D.
                    c/o Western Investment LLC
                    2855 East Cottonwood Parkway, Suite 110,
                    Salt Lake City, Utah 84121

                    Steven M. Lipson
                    c/o Western Investment LLC
                    2855 East Cottonwood Parkway, Suite 110,
                    Salt Lake City, Utah 84121

                    Elizabeth Tashjian, Ph.D
                    c/o University of Utah David Eccles School of Business

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 30 of 34 Pages
-------------------------                               ------------------------

                    1645 E Campus Center Drive, Room 109
                    Salt Lake City, Utah 84112-9301

     (ii)      REPRESENTATION OF BENEFICIAL OWNER AS TO OWNERSHIP OF SHARES:

                        Although  WIHP does not  believe it is  required  by the
            Company's Bylaws, WIHP has represented that it has continuously held at least  $2,000 in market value of the  Company's  shares of Common
            Stock since  November 3, 2004,  and intends to continue to hold such securities through the date of the Annual Meeting.

                        Also  please  find  brokerage   statements  from  WIHP's
            brokers that the securities  referenced  above have been held for at least one year.

                        WIHP  intends  to send a  representative  to  appear  in
            person or by proxy to the Annual  Meeting to  nominate  the  persons specified in section (i) above.

     (iii)     THE CLASS AND  NUMBER OF SHARES OF COMMON  STOCK  HELD OF RECORD,
           OWNED BENEFICIALLY AND REPRESENTED BY PROXY BY SUCH STOCKHOLDER AS OF
           THE DATE HEREOF.

          WIHP represents that as of the date hereof, it is the beneficial owner of 123,900  shares of Common Stock.  WIHP,  together with its affiliates is the beneficial owner of 248,200 shares of Common Stock.

     WIHP  has  represented  to us that  it  does  not  believe  any  additional information  is  required  by  the  Company's  Bylaws  in  connection  with  the nomination of directors.  Please be advised that WIHP  anticipates  filing proxy materials  with the Securities  and Exchange  Commission  which will include all information required under Regulation 14A of the proxy rules.

     While Cede & Co. is furnishing this request as shareholder of record of the
Shares, it does so only at the request of the Participant, and only as a nominal party for the true party in interest,  WIHP.  Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that WIHP is not denied  its rights as the  beneficial  owner of the  Shares,  and Cede & Co.
assumes  no  further   responsibility   in  this  matter.

     Please address any correspondence to Steven Wolosky, Esq., counsel of WIHP, at Olshan  Grundman Frome  Rosenzweig & Wolosky LLP, Park Avenue Tower,  65 East
55th Street, New York, New York 10022, telephone (212) 451-2333, facsimile (212)
451-2222 (with copy directed to the attention of Vincent Marzella,  Bear Stearns
Securities Corporation,  Proxy Department, One Metrotech Center North, Brooklyn,
NY 11201-3862). The giving of this Notice is not an admission that any purported procedures  for notice  concerning  the nomination of directors to the Board are legal,  valid or  binding,  and WIHP  reserves  the  right  to  challenge  their validity.

                                            Very truly yours,

                                            Cede & Co.

                                            By: /s/ Patricia Mobley
                                                --------------------------------
                                                Name: Patricia Mobley
                                                Title: Partner

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 31 of 34 Pages
-------------------------                               ------------------------

                     SOLICITATION AND JOINT FILING AGREEMENT

     WHEREAS, certain of the undersigned are shareholders, direct or beneficial, of  Neuberger  Berman Real Estate  Income  Fund,  Inc.,  a Maryland  corporation
("Neuberger Berman");

     WHEREAS,  Western Investment LLC ("Western Investment"),  Arthur D. Lipson,
Western Investment Hedged Partners L.P.,  Western  Investment  Activism Partners
LLC, Benchmark Plus Institutional Partners,  L.L.C.,  Benchmark Plus Management,
L.L.C.,  Benchmark Plus Partners,  L.L.C., Paradigm Partners,  N.W., Inc., Scott
Franzblau, Robert Ferguson, Michael Dunmire, Matthew S. Crouse, Bruce K. Duncan,
Steven M. Lipson and Elizabeth  Tashjian wish to form a group for the purpose of seeking representation on the Board of Directors of Neuberger Berman;

     WHEREAS, Western Investment Hedged Partners L.P. intends to nominate Arthur
D. Lipson,  Matthew  S.Crouse,  Bruce K. Duncan,  Steven M. Lipson and Elizabeth
Tashjian (the "Nominees") as nominees to be elected to the Board of Directors of
Neuberger Berman at the 2006 annual meeting of shareholders of Neuberger Berman, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

     NOW, IT IS AGREED, this 4th day of November 2005 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of
1934, as amended,  each of the undersigned  agrees to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the  securities of
Neuberger Berman. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein.

2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan  Grundman Frome  Rosenzweig & Wolosky LLP ("Olshan") of
(i) any of their purchases or sales of securities of Neuberger  Berman;  or (ii)
any  securities  of  Neuberger  Berman  over  which  they  acquire or dispose of beneficial  ownership.  Notice  shall be given no later than 24 hours after each such transaction.

3. Each of the undersigned agrees to solicit proxies or written consents for the election of Arthur D.  Lipson,  Matthew S. Crouse,  Bruce K.  Duncan,  Steven M.
Lipson and Elizabeth Tashjian, or any other person(s) nominated by the Group, to the Board of Directors of Neuberger Berman at the Annual Meeting.

4. Western  Investment  agrees to bear all expenses  incurred in connection with the Group's  activities,  including expenses incurred by any of the parties in a solicitation  of  proxies  or written  consents  by the  members of the Group in connection  with the Annual  Meeting.  Notwithstanding  the  foregoing,  Western
Investment  shall not be required to reimburse  any party for (i)  out-of-pocket expenses  incurred by a party in the aggregate in excess of $250 without Western
Investment's  prior written  approval;  (ii) the value of the time of any party;
(iii) legal fees incurred without Western  Investment's  prior written approval;

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 32 of 34 Pages
-------------------------                               ------------------------

or (iv) the costs of any counsel, other than Olshan, employed in connection with any pending or threatened  litigation without Western Investment's prior written consent.

5. The  relationship  of the parties  hereto shall be limited to carrying on the business  of the  Group in  accordance  with the terms of this  Agreement.  Such relationship  shall be  construed  and  deemed  to be for the  sole and  limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing herein shall  restrict any party's right to purchase or sell  securities of Neuberger  Berman,  as  she/he/it  deems  appropriate,  in  her/his/its  sole discretion,  provided  that  all such  sales  are  made in  compliance  with all applicable  securities laws. Each of Messrs.  A. Lipson,  S. Lipson,  Duncan and
Crouse,  and Ms.  Tashjian  hereby  agrees to comply  with all federal and state securities laws, rules and regulations.

6. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which,  taken together,  shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

7. In the event of any dispute  arising out of the provisions of this Agreement, the parties  hereto  consent  and submit to the  exclusive  jurisdiction  of the
Federal and State Courts in the State of New York.

8. Any party hereto may terminate his  obligations  under this  agreement at any time on 24 hours  written  notice  to all other  parties,  with a copy by fax to
Steven Wolosky at Olshan, Fax No. (212) 451-2222.

9. Each party  acknowledges  that Olshan shall act as counsel for both the Group and Western Investment.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Dated: November 4, 2005                     WESTERN INVESTMENT LLC

                                            By: /s/ Arthur D. Lipson
                                                --------------------------------
                                            Name: Arthur D. Lipson
                                            Title: Sole Member

                                            WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                            By: Western Investment LLC,
                                            Its General Partner

                                            By: /s/ Arthur D. Lipson
                                                --------------------------------
                                            Name: Arthur D. Lipson
                                            Title: Managing Member

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 33 of 34 Pages
-------------------------                               ------------------------

                                            WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                            By: Western Investment LLC,
                                            Its Managing Member

                                            By: /s/ Arthur D. Lipson
                                                --------------------------------
                                            Name: Arthur D. Lipson
                                            Title: Managing Member

                                            /s/ ARTHUR D. LIPSON
                                            ------------------------------------
                                            ARTHUR D. LIPSON

                                            BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                            By: Benchmark Plus Management, L.L.C.,
                                            Its General Partner

                                            By: /s/ Scott Franzblau
                                                --------------------------------
                                            Name: Scott Franzblau
                                            Title: Managing Member

                                            By: /s/ Robert Ferguson
                                                --------------------------------
                                            Name: Robert Ferguson
                                            Title: Managing Member

                                            By: /s/ Michael Dunmire
                                                --------------------------------
                                            Name: Michael Dunmire
                                            Title: Managing Member

                                            BENCHMARK PLUS MANAGEMENT, L.L.C.

                                            By: /s/ Scott Franzblau
                                                --------------------------------
                                            Name: Scott Franzblau
                                            Title: Managing Member

                                            By: /s/ Robert Ferguson
                                                --------------------------------
                                            Name: Robert Ferguson
                                            Title: Managing Member

                                            By: /s/ Michael Dunmire
                                                --------------------------------
                                            Name: Michael Dunmire
                                            Title: Managing Member

-------------------------                               ------------------------
CUSIP No. 64126D106                    13D                   Page 34 of 34 Pages
-------------------------                               ------------------------

                                            BENCHMARK PLUS PARTNERS, L.L.C.

                                            By: Paradigm Partners, N.W., Inc.,
                                                its Managing Member

                                            By: /s/ Robert Ferguson
                                                --------------------------------
                                            Name: Robert Ferguson, Principal

                                            By: /s/ Michael Dunmire
                                                --------------------------------
                                            Name: Michael Dunmire, Principal

                                            PARADIGM PARTNERS, N.W., INC.

                                            By: /s/ Robert Ferguson
                                                --------------------------------
                                            Name: Robert Ferguson, Principal

                                            By: /s/ Michael Dunmire
                                                --------------------------------
                                            Name: Michael Dunmire, Principal

                                            /s/ SCOTT FRANZBLAU
                                            ------------------------------------
                                            SCOTT FRANZBLAU

                                            /s/ ROBERT FERGUSON
                                            ------------------------------------
                                            ROBERT FERGUSON

                                            /s/ MICHAEL DUNMIRE
                                            ------------------------------------
                                            MICHAEL DUNMIRE

                                            /s/ MATTHEW S. CROUSE
                                            ------------------------------------
                                            MATTHEW S. CROUSE

                                            /s/ BRUCE K. DUNCAN
                                            ------------------------------------
                                            BRUCE K. DUNCAN

                                            /s/ STEVEN M. LIPSON
                                            ------------------------------------
                                            STEVEN M. LIPSON

                                            /s/ ELIZABETH TASHJIAN
                                            ------------------------------------
                                            ELIZABETH TASHJIAN